DC

No Act
P.E. 12-8-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07043052

January 16, 2007

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/16/2007

Re: General Electric Company
Incoming letter dated December 8, 2006

Dear Mr. Mueller:

This is in response to your letter dated December 8, 2006 concerning the shareholder proposal submitted to GE by William Balyszak. We also have received a letter from the proponent dated December 29, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 2 4 20[illegible]7

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: William Balyszak
6039 South Street Road
Auburn, NY 13021

PROCESSED
FEB 0 6 2007
THOMSON
FINANCIAL

40545

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
rmueller@gibsondunn.com

December 8, 2006

Direct Dial
(202) 955-8671

Fax No.
(202) 530-9569

Client No.
C 32016-00092

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareowner Proposal of William Balyszak*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company ("GE"), intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareowners Meeting (collectively, the "2007 Proxy Materials") a shareowner proposal and statements in support thereof (the "Proposal") received from William Balyszak (the "Proponent") relating to a cost of living adjustment for pension holders.

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before GE files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if he elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of GE pursuant to Rule 14a-8(k).

BASES FOR EXCLUSION

The Proposal can be properly excluded from the 2007 Proxy Materials as it has been from GE's and many other issuers' proxy materials in the past because it:

- deals with a matter relating to GE's ordinary business operations within the meaning of Rule 14a-8(i)(7); and
- is designed to result in a personal benefit to the Proponent that will not be shared by GE's other shareowners at large under Rule 14a-8(i)(4).

THE PROPOSAL

The Proposal states: "An Annual Cost of Living Adjustment (COLA) shall be incorporated in all GE Pensions, effective January 1, 2007." A copy of the Proposal and supporting statement is attached to this letter as Exhibit A, and a version of the proposal initially submitted by the Proponent (the "Initial Proposal") and other correspondence with the Proponent is attached to this letter as Exhibit B.[1] On behalf of our client, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials on the bases described below.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Retiree Benefits, a Matter Relating to GE's Ordinary Business Operations.

There is ample precedent for exclusion of shareowner proposals of this nature under Rule 14a-8(i)(7). This Proposal deals with matters relating to GE's ordinary business operations—retiree benefits—which the Staff has routinely concluded are properly excludable. The design, maintenance, and administration of pension benefits are part of a company's ordinary course of business operations. In its day-to-day employee benefits administration, GE determines the amount and timing of its pension distributions, as well as applicable eligibility requirements for employees, retirees and others. A cost of living adjustment is an issue that must be considered in tandem with all

---

[1] The Proponent subsequently submitted additional minor changes, included in Exhibit B, that are not addressed herein, but which would not alter our arguments. *See* Section E.2, Staff Legal Bulletin No. 14 (July 13, 2001) (stating that "[i]f a company has received a timely proposal and the shareholder makes revisions to the proposal before the company submits its no-action request," the company is not required to accept such revisions).

other factors that affect GE's pension programs, and decisions regarding any cost of living adjustment are best left to those who handle such decisions on a daily basis.

The Staff has consistently determined that shareowner proposals involving cost of living adjustments for pension plans may be omitted from proxy materials pursuant to Rule 14a-8(i)(7). In shareowner proposals fundamentally identical to the one offered by the Proponent, the Staff has concurred that companies could exclude these proposals under Rule 14a-8(i)(7) as relating to a company's ordinary business operations, namely "employee benefits." *See, e.g., Tyco International Ltd.* (avail. Jan. 2, 2004) (agreeing that a proposal to provide an annual cost of living allowance increase in the pension benefit based on the Consumer Price Index could be omitted); *DTE Energy Co.* (avail. Jan. 22, 2001) (concluding that a proposal to "grant a full cost-of-living adjustment for all existing retirees and their surviving spouses" was excludable); *International Business Machines Corp.* (avail. Jan. 2, 2001) (concurring with the exclusion of a proposal to add a cost of living allowance to pensions); *International Business Machines Corp.* (avail. Dec. 30, 1999) (confirming that IBM could omit a proposal to "adjust defined-benefit plan pensions to mitigate the impact of increases in the cost of living for its retirees"); *Avery Dennison Corp.* (avail. Nov. 29, 1999) (concluding that Avery Dennison could exclude a proposal to provide a cost of living adjustment to pension participants retroactively for ten years and prospectively); *Cigna Corp.* (avail. Dec. 21, 1998) (agreeing that a proposal to grant all retirees an annual cost of living increase was excludable).

Additionally, the Staff has consistently concurred that companies may exclude from their proxy materials shareowner proposals related to increasing pension benefits. *See, e.g., WGL Holdings, Inc.* (avail. Nov. 17, 2006) (confirming that WGL Holdings could exclude a proposal to provide a raise to retired employees); *ConocoPhillips* (avail. Feb. 2, 2005) (concurring that proposal to "bring parity to all existing pension plans" related to that company's ordinary business operations); *BellSouth Corp.* (avail. Jan. 3, 2005) (agreeing that BellSouth could omit a proposal "seeking increased pension benefits as a result of pension plans being overfunded"); *International Business Machines Corp.* (avail. Dec. 20, 2004) (confirming that IBM could omit a proposal to "increase the amount of pension benefits payable to its retirees"); *Raytheon Co.* (avail. Jan. 30, 2004) (concluding that Raytheon could exclude a proposal asking its board to raise the pensions of certain pension plan participants in proportion to the number of years such retirees had participated in the plan); *Bell Atlantic Corp.* (avail. Oct. 18, 1999) (concurring that a proposal to increase retirement benefits for retired management employees was excludable); *Burlington Industries, Inc.* (avail. Oct. 18, 1999) (confirming that a proposal to reinstate dental benefits for certain retirees and adopt a new retiree health insurance plan offering HMOs and covering retirees that were forced out could be omitted); *Lucent Technologies, Inc.* (avail. Oct. 4, 1999) (concluding that a proposal to increase "vested pension" benefits could be excluded).

There is no distinction between the Proposal at issue here and the numerous proposals discussed above. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(4) Because It Is Designed to Result in a Benefit to the Proponent and Further a Personal Interest Not Shared by GE's Other Shareowners at Large.

The Proposal also is excludable from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(4) because it is as an attempt by the Proponent to obtain a personal benefit that will not be shared with the overwhelming majority of GE's shareowners. Here, the Proponent is a pensioner seeking an increase in his pension benefits. Under Rule 14a-8(i)(4), an issuer may exclude a shareowner proposal "if it is designed to result in a benefit to [the proponent], or to further a personal interest, which is not shared by the other shareholders at large."

The Proponent sets forth facts demonstrating that he has a personal interest in the Proposal as a GE pensioner. In the Initial Proposal, the Proponent expressly labels himself a GE pensioner: "Resolved: I, as a GE pensioner and stockholder, request that an annual Cost of Living Adjustment . . . be incorporated in all GE Pensions . . . ." The Proposal as revised states: "Yes, it is we, the pensioners – when we were young – who helped make GE what it is today."

In Exchange Act Release No. 20091 (Aug. 16, 1983), the Commission explained that the purpose of Rule 14a-8(i)(4) is to ensure "that the security holder process would not be abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuers shareholders generally." On this basis, the Staff has historically determined that proposals to increase pension benefits may be omitted under Rule 14a-8(c)(4) (the predecessor to Rule 14a-8(i)(4)). *See, e.g., International Business Machines Corp.* (avail. Jan. 20, 1998) (concurring that IBM could exclude a proposal to increase the minimum pension benefit to retirees where proponent was a retiree); *General Electric Co.* (avail. Jan. 25, 1994) (agreeing that GE could omit a proposal to increase pension benefits); *International Business Machines Corp.* (avail. Jan. 25, 1994) (confirming that IBM could exclude a proposal to increase the minimum pension benefit to retirees). Consistent with these precedents, because the Proposal is designed to further the Proponent's personal interests, the Proposal is properly excludable pursuant to Rule 14a-8(i)(4).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if GE excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, GE agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to GE only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or David M. Stuart, GE's Senior Counsel, at (203) 373-2243.

Sincerely,

Ronald O. Mueller

ROM/eldc
Enclosures

cc: David M. Stuart, General Electric Company
William Balyszak

100115735_10.DOC

EXHIBIT A

-----Original Message-----
From: Bill Balyszak [mailto[redacted]]
Sent: Friday, November 10, 2006 8:59 PM
To: Stuart, David M (GE, Corporate)
Subject: GE Shareholder Proposal-2007 Mtg-COLA for Retirees - Edited = 500 Words.doc + proof of ownership

November 10, 2006 → This revision sent to: David M. Stuart via E-mail (david.m.stuart@ge.com)
Senior Counsel (Same GE address as below)

William Balyszak
6039 South Street Road
Auburn, NY 13021

315 253-9216
315 252-9524 (Fax)
[redacted]

Re: → ***Revised Shareowner Proposal to equal 500 word maximum per SEC Rule 14a-8(d)***
(This revised proposal = **494 words** and word count begins with **"Whereas:)**
→ ***Shareholder affirmation of share ownership. (In response to DM Stuart E-mail request of 11/10/06 and in compliance with SEC Rule 14a-8(b) for proof of ownership).***

Mr. Brackett B. Denniston III ← (Mailed original (10/24/06) 1061 word proposal)
Secretary, General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, William Balyszak, the registered owner of GE common stock in my GE 401(k) plan that I've held for over a year and that has a market value of at least $2,000, do hereby affirm that "I intend to continue to hold the securities through the date of the meeting of shareholders" that is scheduled to be held on April 25, 2007 in Greenville, SC. (Date and place of meeting per email to me on 11/1/06 by GE, Corporate)
==
==

Kindly include the below revised (re: word count limitation) Shareowner Proposal in the forthcoming GE "Notice of 2007 Annual Meeting and Proxy Statement Materials."

"Whereas: Jeffery R Immelt wrote: "One strength that is beyond value is our ***integrity***. Integrity takes work. It's more than saying the right things or signing the right principles, it means creating a company that, in all situations, ***does what is right***." (3a)

"We maintained our financial strength…and ***GE's terrific people*** prepared your company for success in the 21st century." (2) "I am indebted to your commitment. ***And you will be rewarded.***" (3)

And while interviewed on CNBC by Maria Bartiromo, said "The ***people*** at GE are his most important resources, which made this Company, grow in the past and will make it prosper in the future."

Additionally, GE's retired Jack Welch wrote "The facts are, companies are not bricks and mortar, but ***people, with blood and sweat and tears***. That's why we need to tell the ***people*** who have earned it …**'Bravo.'**" (5)

GE is a very profitable company that has rewarded its investors – yearly - by increasing its dividends; rewarded a majority of its employees with above inflation rate salary increases and even many Board members received a one time raise.

But where have the yearly increases been for us **500,000 plus** pensioners?

According to Mr. Immelt, "GE's global pension plans have more than $54 billion in assets, a surplus of nearly $3 billion, and the Company expects to meet its obligations to pensioners with ***no*** significant increase in funding for the foreseeable future." (4) (GE has **not** contributed to the pension plan since **1987**)

Per various editions of The Wall Street Journal, GE moved **$7.75 billion** in Pension Surpluses to their Income Statements in 1998 – 2002.

To recap:

A – GE transferred **$7.75 billion** ***from*** the Pension Plans ***to*** their GE Income Statement;
B – GE Pension Plans are ***over funded*** by **$3.0 billion;**
C – GE has **NOT** contributed to the Pension Plan since **1987**;
D – GE had **$21.6 billion** of Free Cash Flow in 2005 and projects $10 billion/yr. in future years.
(4)

Based on the published comments of Messrs. Immelt, Welch and above recap, it appears that we – the retirees – should also be rewarded – and **without** jeopardizing the financial stability of GE or its Pension Plans.

To paraphrase Mr. Immelt, **"GE, in *all* situations, *does what is right.*"**

And what better way *to do the right thing* than have GE pensions increased yearly via an equitable COLA.

Yes, it is we, the pensioners - when we were young – who helped make GE what it is today!

"Resolved: An annual Cost of Living Adjustment (COLA) shall be incorporated in all GE Pensions, effective January 1, 2007.

Please vote YES.

(1) Jeffrey R. Immelt, GE 2003 Annual Report, pg. 2
(2) Jeffrey R. Immelt, GE 2002 Annual Report, pg. 5
(3) Jeffrey R. Immelt, GE 2004 Annual Report, pg. 2: (3a) JRI, GE Leaders' Report on Co. Operations
(4) Jeffrey R. Immelt, GE 2005 Annual Report, pg. 5
(5) October 30, 2003 – The 'But' Economy (Op-ed) – The Wall Street Journal, By Jack Welsh

EXHIBIT B

2006

William Balyszak
6039 South Street Road
Auburn, NY 13021

315 253-9216
315 252-9524 (Fax)
[redacted]

RECEIVED
OCT 3 0
B. B. DENNISTON III
12^45pm

Re: Shareowner Proposal

Mr. Brackett B. Denniston III
Secretary, General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

Kindly include the below Shareowner Proposal in the forthcoming GE "Notice of 2007 Annual Meeting and Proxy Statement."

"Whereas: Mr. Immelt stated that 'GE is a multi-business growth company bound together by common operating systems and initiatives, and a common culture with ***strong values***.' (1)

Furthermore, he stated that 'One strength that is beyond value is our ***integrity***. Integrity takes work. It's more than saying the right things or signing the right principles, it means creating a company that, in all situations, ***does what is right***.' (3a)

He further stated that 'We maintained our financial strength, remaining one of only seven Triple A-rated industrial companies, and ***GE's terrific people*** prepared your company for success in the 21st century.' Additionally, he said, 'I believe that our reputation for ***integrity*** and ***honorable dealings*** is our *most important* asset.' (2)

Additionally, Mr. Immelt stated that 'I am indebted to your commitment. (Investors/Retirees) ***And you will be rewarded***. We have created a high-tech, services and financial enterprise that can grow faster with expanding returns, build leadership in fast-growth markets and ***return cash to you***.' (3)

And again, Mr. Immelt stated 'Going forward, we should generate more than $10 billion of free cash flow each year. This is cash available after we have invested back in the Company and paid your dividend.' (4)

'For 2005, GE had $150 billion in revenues (up by 11%); Net earnings were $18.3 billion (up by 12%) and cash flow was $21.6 billion (up by 42%). In all, GE returned $14 billion to investors in 2005.' (4a) And the Company still wound up with $21.6 billion in cash flow! This is truly amazing and all GE employees should be proud of this magnificent performance.

And for 2006, GE is on target – again – to have double-digit growth in Sales of approximately $165 billion and $20.5 billion in Net Earnings. Truly amazing continuous performance. Kudos to one and all.

As everyone can see, GE is a very, very profitable company that has rewarded its investors – year after year – by increasing its dividends. Additionally, the Company has rewarded a great majority of all of its employees with above inflation rate increases during all these years. Even the members of the Board received a raise in their director fees.

But where have the yearly increases been for all of us GE Retirees? As the old saying goes - the silence was and still is - deafening.

According to Mr. Immelt, 'GE's global pension plans have more than $54 billion in assets, a surplus of nearly $3 billion, and the Company expects to meet its obligations to pensioners with *no* significant increase in funding for the foreseeable future.' (4)

In fact, GE has not contributed to the pension plan since 1987 and as one can see from the above, GE sees "...no significant increase in funding *for the foreseeable future.*"

As published in various editions of The Wall Street Journal, GE moved the following Pension Surpluses to their Income Statements: 1998 - $1.02 billion; 1999 - $1.38 billion; 2000 - $1.7 billion; 2001 - $2.1 billion; 2002 - $1.55 billion or a **total of $*7.75 billion* in these 5 short years.**

Yet, we 500,000 plus pensioners and retirees of GE, who made this Company what it is today, didn't even get a yearly Cost Of Living Adjustment (COLA) increase because the Company says it can't afford it?

I find that to be incongruous, considering just a recap of the above factors alone, shows otherwise:

- **A** - GE moved **$7.75 billion** *from* the Pension Plan *to* the GE Income Statement (1998-2002);
- **B** – The Pension Plan is over funded by **$3.0 billion** at the end of 2005;
- **C** - GE has NOT contributed to the Pension Plan since 1987;
- **D** – GE had **$21.6 billion** of Free Cash Flow at end of 2005 & at least $10 billion in previous years.

In fact, if the $7.75 billion pension surpluses were not moved to the Income Statements, this item ***alone*** would have been enough to pay the COLAs not only to the existing 500,000 plus pensioners but to an additional 500,000 plus new retirees - and in perpetuity.

So again, as one can see from the above, there is enough money left over on the various GE books to help us all retirees and without jeopardizing the financial stability of GE or the GE Pension Fund.

GE's past CEO, Jack Welch, has said that "The facts are, companies are not bricks and mortar, but ***people, with blood and sweat and tears.*** That's why we need to tell the ***people*** who have earned it...'Bravo.'" (5)

And Mr. Immelt, while being interviewed on CNBC by Maria Bartiromo, stated that "The ***people*** at GE are his most important resources, which made this Company grow in the past and will make it prosper in the future."

Based on the comments of Mr. Immelt and Mr. Welch, it would appear that we – the retired people of GE - should also be rewarded. As Mr. Immelt said, "...***it means creating a company that, in all situations, does what is right.***"

And what better way *to do the right thing* than, as a minimum, have all GE pensions increased yearly via an equitable COLA. The funds are available and all that is needed is the Corporate will for this to happen.

Yes, it is we – the pensioners – when we were young – who helped make GE what it is today.

We don't ask for the world but we do ask that the Company we all helped build in the past and handed off to next generation, be not forgotten.

"Resolved: I, as a GE pensioner and stockholder, request that an annual Cost of Living Adjustment (COLA) - equal to or greater than the annual Social Security COLA - be incorporated in all GE Pensions, effective January 1, 2007.

I strongly urge the Board of Directors to recommend a vote FOR this proposal.

And I ask all stockholders to vote YES and help the 500,000 plus retirees keep their heads above water.

Wm Balyszak

William Balyszak

(1) Jeffrey R. Immelt, GE 2003 Annual Report, pg. 2
(2) Jeffrey R. Immelt, GE 2002 Annual Report, pg. 5
(3) Jeffrey R. Immelt, GE 2004 Annual Report, pg. 2: (3a) JRI, GE Leaders' Report on Co. Operations
(4) Jeffrey R. Immelt, GE 2005 Annual Report, pg. 5: (4a) Inside cover of GE 2005 Annual Report
(5) October 30, 2003 -- The 'But' Economy (Op-ed) - The Wall Street Journal, By Jack Welsh

-----Original Message-----
From: Stuart, David M (GE, Corporate) [mailto:david.m.stuart@ge.com]
Sent: Friday, November 10, 2006 5:49 PM
To: bf[redacted]@adelphia.net
Cc: Stuart, David M (GE, Corporate)
Subject: Shareowner Proposal

Dear Mr. Balyszak:

Thank you for taking the time to speak with me today over the telephone. As we discussed, I am forwarding a letter identifying the procedural deficiencies with your proposal as well as authority from the SEC supporting our decision to exclude similar proposals from the proxy in prior years. I appreciate your willingness to consider withdrawing your proposal and my offer stands to put you in touch with a representative from our labor and employment group with whom you can discuss your concerns. If you have any questions about the materials I am forwarding, feel free to call or e-mail me.

Sincerely yours,

David M. Stuart

<<Balyszakdefletter.pdf>> <<PensionCOLA.doc>>

****
David M. Stuart
Senior Counsel
General Electric Co.
3135 Easton Turnpike, W3B
Fairfield, CT 06828
(t) 203-373-2243
(c) 203-895-5701
(f) 203-373-2523
<<David Stuart (E-mail).vcf>>

David M. Stuart
Senior Counsel

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T 203 373 2243
F 203 373 2523
david.m.stuart@ge.com

November 10, 2006

By E-mail (bfsfinancial@adelphia.net) and FEDEX
Mr. William Balyszak
6039 South Street Road
Auburn, NY 13021

Re: Shareowner Proposal

Dear Mr. Balyszak:

Thank you for speaking with me over the telephone today. As we discussed, we received your shareowner proposal relating to an annual cost of living adjustment for GE's pension plans.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, states that a shareholder must submit sufficient proof that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's common stock for at least one year as of the date the shareholder submitted the proposal. We are sending you this letter to notify you that we have not received your required proof of ownership.

You must satisfy this requirement. Under Securities and Exchange Commission interpretations, sufficient proof of ownership may be in the form of:

- A written statement from the "record" holder of your shares (usually your broker or a bank) verifying that, at the time you submitted this proposal, you continuously held the shares for at least one year; or

- If you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level, and your written statement that you continuously held the required number of shares for the one-year period.

Under the SEC's rules, your response to this letter must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. You can send me your response to the address or fax number as provided above.

For your information, I enclose a copy of Rule 14a-8.

I am sending this letter to you on November 10, 2006, by e-mail and FEDEX.

Thank you.

Sincerely yours,

David M. Stuart

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any *procedural or* eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than *14 days from* the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law*: If the proposal is not a proper subject *for action* by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law*: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules*: If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest*: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance*: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority*: If the company would lack the power or authority to implement the proposal;

(7) *Management functions*: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal*: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented*: If the company has already substantially implemented the proposal;

(11) *Duplication*: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions*: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends*: If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

(SEC No-Action Letter)

*1 **General Electric** Company
Publicly Available January 22, 2002

SEC LETTER

1934 Act / s -- / Rule 14A-8

January 22, 2002

Publicly Available January 22, 2002

Re: General Electric Company

Incoming letter dated December 10, 2001

The proposal requests that GE review and amend the GE Pension Trust to include an annual inflation adjustment based on the same percentage formula used to calculate social security benefits.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to GE's ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee

Attorney-Advisor

LETTER TO SEC

December 10, 2001

OFFICE OF CHIEF COUNSEL

DIVISION OF CORPORATION FINANCE

SECURITIES AND EXCHANGE COMMISSION

450 FIFTH STREET, N. W.

WASHINGTON, D.C. 20549

Re: Omission of Share Owner Proposal by Kevin D. Mahar

Gentlemen and Ladies:
This letter is to inform you, pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act"), that General Electric Company ("GE")

© 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

intends to omit from its proxy statement for its 2002 Annual Meeting the following resolution and its supporting statement (the "Proposal") which it received from Kevin D. Mahar:

"Resolved that the shareowners request the Board of Directors to review the GE pension trust fund and amend the GE Pension Trust where applicable, to include an annual inflation adjustment using the same percentage formula that is used to calculate social security benefits. This inflation adjustment would be applied to all pensions one month following the month the Social Security Administration announces its annual adjustment. In order to maintain a financially sound pension plan this adjustment will only be triggered IF THE PENSION IS MORE THAN 125% OVERFUNDED AND WILL ONLY APPLY TO THE FIRST $25,000 OF PENSION BENEFITS. These two features will ensure a sound pension plan with defined costs and therefore manageable and provide modest inflation protection."

A copy of the Proposal is attached.

It is GE's opinion that the Proposal is excludable pursuant to Rule 14a-8(i)(7) because it deals with the size and administration of pension benefits, a matter relating to the conduct of the ordinary business operations of GE ---- i.e., employee benefits.

Mr. Mahar has submitted proposals relating to GE's Pension Trust for the past several years, each of which has been excluded by the Staff of the Division of Corporate Finance ("Staff") as relating to GE's ordinary business operations. See, e.g., General Electric Company (January 17, 2001)(ordinary business -- choice of accounting methods); General Electric Company (February 10, 2000) (ordinary business -- choice of accounting methods); General Electric Company (January 25, 1999) (ordinary business -- employee benefits); and General Electric Company (January 26, 1998)(ordinary business -- employee benefits). The current Proposal is substantially similar to proposals Mr. Mahar submitted to be included in GE's 1999 and 1998 proxy statements requesting that the Board of Directors "review the GE Pension Trust Fund and amend the GE Pension Trust, where applicable, to include an annual cost of living adjustment." In each of General Electric Company (January 25, 1999) and General Electric Company (January 26, 1998), the Staff concluded that Mr. Mahar's proposal was excludable because it was "directed at matters relating to the conduct of the Company's ordinary business operations (i.e., employee benefits)."

***2** The Proposal is also almost identical to a proposal submitted by another shareholder for GE's 1997 proxy statement requesting the board of directors to adjust the pension of retirees to reflect the increase in inflation. In General Electric Company (January 28, 1997), the Staff concurred that such proposal could be excluded as well, noting that "the proposal is directed at matters relating to the Company's ordinary business operations (i.e., employee benefits)."

The Staff continues to hold that proposals concerning the size and administration of pension benefits are excludable on the ground that they are matters relating to the conduct of ordinary business operations. In DTE Energy Company (January 22, 2001) and International Business Machines Corporation (January 2, 2001), the Staff agreed proposals requesting cost of living adjustments for former employees receiving pensions could be omitted as relating to "ordinary business operations (i.e. employee benefits)."

For the above reasons, GE respectfully requests the concurrence of the Staff in GE's determination to omit the Proposal from GE's 2002 proxy statement pursuant to Rule 14a-8(i)(7) because it "deals with a matter relating to the company's ordinary business," employee benefits.

© 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

* * *

Five additional copies of this letter and the attachments are enclosed pursuant to Rule 14a-8(i)(7) under the Exchange Act. By copy of this letter, Mr. Mahar is being notified that GE does not intend to include the proposal in its 2002 proxy statement.

We expect to file GE's definitive proxy material with the Securities and Exchange Commission on or about March 8, 2002, the date on which GE currently expects to begin mailing the proxy statement to its share owners. In order to meet printing and distribution requirements, GE intends to start printing the proxy statement on or about February 18, 2002. GE's Annual Meeting is scheduled to be held on April 24, 2002.

If you have any questions, please feel free to call me at (203) 373-2442.

Very truly yours,
Eliza W. Fraser

Associate Corporate Counsel

GENERAL ELECTRIC COMPANY

3135 Easton Tumpike, Fairfield, CT 06431

203-373-2442

ENCLOSURE

November 9, 2001

BENJAMIN W. HEINEMAN JR. SECRETARY

GENERA ELECTRIC COMPANY

FAIRFIELD, CT 06431

KEVIN D. MAHAR

33 ROCKWOOD ROAD

LYNNFIELD, MA. 01940

This is to notify General Electric Company that as a shareowner I intend to present the following proposal at the 2002 GE annual shareowners meeting.

PROPOSAL FOR MAINTAINING AN ECONOMICALLY SOUND PENSION TRUST AND TO PROVIDE GE RETIREES WITH SOME INFLATION PROTECTION.

Whereas GE has the stated business philosophy to be number one or two in each of their businesses, or have a plan on how to become number one or two: we call upon GE to have the same strategy apply to pension benefits and still maintain a financially sound plan.

***3** Whereas many very long service employees have worked their entire adult lives

© 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

at GE and receive pensions lower than the federally recognized poverty level and live in taxpayer subsidized housing. A major reason for this situation is there is no systematic inflation protection, which has led to disgracefully low pensions to many retirees.

Whereas GE has not contributed to the Pension Trust since 1987 and whereas, all current pension covered employees must contribute into the pension plan from their paycheck and retirees contributed while at work.

Resolved: the share owners request the Board of Directors to review the GE pension trust fund and amend the GE Pension Trust where applicable, to include an annual inflation adjustment using the same percentage formula that is used to calculate social security benefits. This inflation adjustment would be applied to all pensions one month following the month the Social Security Administration announces its annual adjustment. In order to maintain a financially sound pension plan this adjustment will only be triggered IF THE PENSION IS MORE THAN 125% OVERFUNDED AND WILL ONLY APPLY TO THE FIRST $ 25,000. OF PENSION BENEFITS. These two features will ensure a sound pension plan with defined costs and therefore manageable and provide modest inflation protection.

Kevin D. Mahar GE Retirees Justice Fund

DIVISION OF CORPORATION FINANCE

INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

END OF DOCUMENT

© 2006 Thomson/West. No Claim to Orig. U.S. Govt. Works.

-----Original Message-----
From: Bill Balyszak [mailto[redacted]]
Sent: Tuesday, December 05, 2006 1:04 PM
To: Stuart, David M (GE, Corporate)
Subject: GE Shareholder Proposal-2007 Mtg-COLA for Retirees - Edited = 500 Words.doc + proof of ownership + corrections

December 5, 2006 ➔ Corrections to 11/10/06 submittal:

To: David M. Stuart via E-mail (david.m.stuart@ge.com)
Kindly incorporate the 2 corrections in the below proposal:
➔Change from: ...500,000 plus pensioners...to read...*210,000* plus pensioners. (500,000 are pensioners and people still working that will be entitled to pensions).
➔Change foot note # (4) from: Jeffery R. Immelt, GE 2005 Annual Report, pg. 5...to read...Jeffery R. Immelt, GE 2005 Annual Report, *Inside Cover.*

November 10, 2006 ➔ This revision sent to: David M. Stuart via E-mail (david.m.stuart@ge.com)
Senior Counsel (Same GE address as below)

William Balyszak
6039 South Street Road
Auburn, NY 13021

315 253-9216
315 252-9524 (Fax)
bf[redacted]

Re: ➔ ***Revised Shareowner Proposal to equal 500 word maximum per SEC Rule 14a-8(d)***
(This revised proposal = **494 words** and word count begins with **"Whereas:)**
➔ ***Shareholder affirmation of share ownership. (In response to DM Stuart E-mail request of 11/10/06 and in compliance with SEC Rule 14a-8(b) for proof of ownership).***

Mr. Brackett B. Denniston III ← (Mailed original (10/24/06) 1061 word proposal)
Secretary, General Electric Co.
3135 Easton Turnpike
Fairfield, CT 06828

Dear Mr. Denniston:

I, William Balyszak, the registered owner of GE common stock in my GE 401(k) plan that I've held for over a year and that has a market value of at least $2,000, do hereby affirm that "I intend to continue to hold the securities through the date of the meeting of shareholders" that is scheduled to be held on April 25, 2007 in Greenville, SC. (Date and place of meeting per email to me on 11/1/06 by GE, Corporate)

Kindly include the below revised (re: word count limitation) Shareowner Proposal in the forthcoming GE "Notice of 2007 Annual Meeting and Proxy Statement Materials."

"Whereas: Jeffery R Immelt wrote: "One strength that is beyond value is our ***integrity***. Integrity takes work. It's more than saying the right things or signing the right principles, it means creating a company that, in all situations, ***does what is right***." (3a)

"We maintained our financial strength...and ***GE's terrific people*** prepared your company for success in the 21st century." (2) "I am indebted to your commitment. ***And you will be rewarded.***" (3)

And while interviewed on CNBC by Maria Bartiromo, said "The ***people*** at GE are his most important resources, which made this Company, grow in the past and will make it prosper in the future."

Additionally, GE's retired Jack Welch wrote "The facts are, companies are not bricks and mortar, but ***people, with blood and sweat and tears***. That's why we need to tell the ***people*** who have earned it ...'**Bravo.**'" (5)

GE is a very profitable company that has rewarded its investors – yearly - by increasing its dividends; rewarded a majority of its employees with above inflation rate salary increases and even many Board members received a one time raise.

But where have the yearly increases been for us ***210,000*** **plus** pensioners?

According to Mr. Immelt, "GE's global pension plans have more than $54 billion in assets, a surplus of nearly $3 billion, and the Company expects to meet its obligations to pensioners with ***no*** significant increase in funding for the foreseeable future." (4) (GE has **not** contributed to the pension plan since **1987**)

Per various editions of The Wall Street Journal, GE moved **$7.75 billion** in Pension Surpluses to their Income Statements in 1998 – 2002.

To recap:

A – GE transferred **$7.75 billion** ***from*** the Pension Plans ***to*** their GE Income Statement;
B – GE Pension Plans are ***over funded*** by **$3.0 billion**;
C – GE has **NOT** contributed to the Pension Plan since **1987**;
D – GE had **$21.6 billion** of Free Cash Flow in 2005 and projects $10 billion/yr. in future years. (4)

Based on the published comments of Messrs. Immelt, Welch and above recap, it appears that we – the retirees – should also be rewarded – and **without** jeopardizing the financial stability of GE or its Pension Plans.

To paraphrase Mr. Immelt, **"GE, in *all* situations, *does what is right.*"**

And what better way *to do the right thing* than have GE pensions increased yearly via an equitable COLA.

Yes, it is we, the pensioners - when we were young – who helped make GE what it is today!

"Resolved: An annual Cost of Living Adjustment (COLA) shall be incorporated in all GE Pensions, effective January 1, 2007.

Please vote YES.

(1) Jeffrey R. Immelt, GE 2003 Annual Report, pg. 2
(2) Jeffrey R. Immelt, GE 2002 Annual Report, pg. 5
(3) Jeffrey R. Immelt, GE 2004 Annual Report, pg. 2: (3a) JRI, GE Leaders' Report on Co. Operations
(4) Jeffrey R. Immelt, GE 2005 Annual Report, ***Inside Cover***
(5) October 30, 2003 – The 'But' Economy (Op-ed) – The Wall Street Journal, By Jack Welsh

December 29, 2006

6039 South Street Road
Auburn, NY 13021

(315) 253-9216
bfsfinancial@adelphia.net

Re: **Shareowner Proposal of William Balyszak of GE no-action request (Case – C 32016-00092)**

Office of Chief Counsel
Div. of Corp. Finance – SEC
100 F Street, N.E.
Washington, DC 20549

Dear Ladies and Gentlemen:

This is to inform the SEC that I completely disagree with GE's 12/8/06 letter to you requesting that you approve their No-Action Request in my COLA Shareowner Proposal.

GE bases its request for exclusion under two ***untested in the courts*** reasons:

1 – That it "deals with a matter relating to GE's ordinary business operations…" and

2 – That it "is designed to result in a personal benefit to the Proponent that will not be shared by other shareowners at large…"

As for Item 1, what shareholder proposal does not 'deal with a matter relating to GE's ordinary business operations?' This GE Corporation is one of - if not the – best organized and run in the world. And how does a giant like GE get to be the best in everything they do but if not 'deal with **all** matters relating to their ordinary business operations?' They leave no stone unturned - or process untested - before they decide to go forward and it doesn't make a difference what area or specialty is involved.

And as for Item 2, 'that will not be shared by other shareowners at large' is completely erroneous. Of course I hope to benefit from this proposal but GE has over 523,000 people that at the end of 2005 will be entitled to pension benefits in the future. And that's only the people who were enrolled in the GE "Principal Pension Plans." There were an additional 105,000 people enrolled in GE's "Other Pension Plans." So now we're up to 628,000 Pension Plan Participants. (Page 77, GE 2005 Annual Report)

These huge numbers begs to ask the question: **Are over 628,000 people *not* enough "…shareowners at large?"** These represent employees – past and present – who belong to various GE pension and 401(k) plans and who own GE stock and made – or make – this corporation 'tick.'

Even the IRS annually updates the Standard Deduction, Mileage Rates, etc., and the Social Security Adm. annually updates SS benefits to account for the eroding factor that inflation has on trying to live on old, outdated and inequitable constant dollars. And everybody doesn't use the Standard Deduction, Mileage Rates or collect Social Security but they do help 'other taxpayers at large.'

And considering that this overwhelming majority (90% +), are enrolled in various GE pension and 401(k) plans plus outside holdings, one would say that yes, this proposal, if passed, would benefit and "be shared by other shareowners at large."

I believe that prior SEC staff rulings should be revisited with a complete review of prior decisions relative to COLA proposals because of their detrimental impact on the lives of current and future pensioners of GE and other companies.

I therefore ask that you deny their request and let this proposal go forward and let all GE shareholders decide its merits and not just the GE Corporate hierarchy.

Sincerely,

William Balyszak

[six (6) copies of this letter enclosed]

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 8, 2006

The proposal relates to an annual cost-of-living adjustment for all GE pension plans, effective January 1, 2007.

There appears to be some basis for your view that GE may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., employee benefits). Accordingly, we will not recommend enforcement action to the Commission if GE omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which GE relies.

Sincerely,

Rebekah J. Toton
Attorney-Adviser

END